*KW 3/19

13013953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 1 2013
Washington DC
405

SEC FILE NUMBER
8-67415

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIVER CROSS SECURITIES, LLLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY LINE AVE SUITE 220
(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN SULLIVAN 610-617-2635
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GM 3/9/13

OATH OR AFFIRMATION

I, BRIAN SULLIVAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIVER CROSS SECURITIES, LLLP, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

2/19/2013

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Celeste A. Stellabott, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires Feb. 24, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIVER CROSS SECURITIES, LLLP

(a limited liability limited partnership)

Statement of Financial Condition

DECEMBER 31, 2012

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100
www.eisneramper.com

EISNERAMPER
ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Partners
River Cross Securities, LLLP

Report on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of River Cross Securities, LLLP as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of River Cross Securities, LLLP as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

New York, New York
February 28, 2013

RIVER CROSS SECURITIES, LLLP

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 129,070
Receivable from clearing broker	504,806
Receivable from affiliates	73,621
Accrued trading receivables	85,679
Commission receivable	52,481
Fixed assets (net of accumulated depreciation of $642,419)	120,467
Other assets	12,437
Total assets	$ 978,561
LIABILITIES AND PARTNERS' CAPITAL	
Accrued trading payables	$ 9,763
Payable to affiliate	114,670
Contributions received in advance	400,000
Accrued expenses	13,571
Total liabilities	538,004
Partners' capital	440,557
Total liabilities and partners' capital	$ 978,561

See notes to statement of financial condition

NOTE A - ORGANIZATION

River Cross Securities, LLLP (the "Entity") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and the designated examining regulatory authority is the Financial Industry Regulatory Authority ("FINRA"). The Entity operates as a registered alternative trading system. The Entity is owned 99.9% by Susquehanna International Group, LLP ("SIG") and 0.1% by SFG Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records commission revenue and related expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

Dividend income is recorded on the ex-dividend date.

Depreciation of equipment is computed using the double-declining-balance method over the estimated useful life of the assets.

The Entity maintains cash in bank accounts which, at times, may exceed federally insured limits.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - RECEIVABLE FROM CLEARING BROKER

The clearing and depository operations are provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2012, the amount receivable from the clearing broker reflected on the statement of financial condition represents the amount due from the clearing broker.

NOTE D - RELATED PARTY TRANSACTIONS

SIG acts as a common payment agent for the Entity and various affiliates for various direct and indirect operating expenses. The Entity pays for the indirect costs based on allocations determined at SIG's discretion. Payable to affiliate of $114,670 relates to these direct and indirect operating costs.

The Entity is affiliated through common ownership with Susquehanna Technology Management, Inc. ("STMI"). STMI provides administrative and technology services to the Entity and various affiliates. The Entity pays a monthly management fee for these services based on allocations determined at STMI's discretion. Included in receivable from affiliates is $2,364 relating to overpayment of these services.

The Entity executes trades for two affiliates for which it receives commissions at various rates. Included in receivable from affiliates is $71,257 relating to these services.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities operate under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had the Entity operated autonomously.

NOTE E - COMMITMENTS

The Entity is obligated under various non-cancelable leases for office space expiring through August 2015. These leases contain provisions for escalations based on certain costs incurred by the lessor. The future aggregate minimum rentals under these leases are as follows:

Year Ending December 31,	
2013	$ 101,361
2014	103,683
2015	70,153
	$ 275,197

NOTE F - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2012, management has determined that there are no material uncertain income tax positions.

The Entity is no longer subject to federal, state, or local tax examinations by taxing authorities for tax years before 2007, and presently is associated with open federal examinations for tax years 2007 through 2010. Any resulting adjustments pursuant to the examinations would be reportable by its partners on their respective tax returns.

NOTE G - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. The Entity computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of $250,000. At December 31, 2012, the Entity had net capital of $110,593, which was below its requirement of $250,000, resulting in a net capital deficiency of $139,407. This net capital deficiency resulted from a capital distribution of $2,615,751 which occurred after the close of business on December 31, 2012. This capital distribution occurred in anticipation of the sale of the Entity on January 1, 2013 as discussed in Note H.

The net capital deficiency was cured by a $400,000 capital contribution, which had been included in capital contributions received in advance at December 31, 2012 in the accompanying statement of financial condition.

NOTE H - SUBSEQUENT EVENT

As of January 1, 2013, the Entity's limited liability limited partnership interests were sold to Rivercross Holdings, LLC and Rivercross Management, LLC, which are controlled by the President of the Entity.